UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D
[ ] Form N-CEN [ ] Form N-CSR

For Period Ended:

July 31, 2025
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

Comtech Telecommunications Corp.
Full Name of Registrant

N/A
Former Name if Applicable

305 N 54th Street
Address of Principal Executive Office (Street and Number)

Chandler, AZ 85226
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period. (Attach extra sheets if needed.)

During our post-closing reviews of our financial statements for the fiscal year ended July 31, 2025, we identified subsequent events that resulted in an adjustment required to such financial statements. Due to the evaluation needed for this adjustment, we are unable to file our Annual Report on Form 10-K for the period ended July 31, 2025 (the "Report") within the prescribed time period without unreasonable effort or expense. More specifically, in October 2025, we determined that our July 31, 2025 estimates of engineering activities, budgeted time and related costs to complete a development project that commenced in fiscal 2023 (in our Satellite and Space Communications segment and with an international customer) required an increase, resulting in an expected cumulative reduction to net sales and gross profit of approximately $2.5 million. As the review of such revised engineering estimates is still in process, there can be no assurance that any such adjustment to our financial statements will approximate this amount. We currently anticipate filing the Report within the time period provided by Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notiﬁcation.

Michael A. Bondi	(480)	333-2200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although not yet finalized due to the matter discussed above in Part III, consistent with the results of operations disclosed in our Form 10-Q for the three and nine months ended April 30, 2025, we anticipate that our results of operations for fiscal 2025 will be significantly lower than fiscal 2024. However, our fiscal 2025 results are anticipated to reflect improved operational and financial performance in our fourth quarter of fiscal 2025 as compared to the fourth quarter of fiscal 2024, including our expectation of positive operating cash flows and total liquidity of $47.0 million as of July 31, 2025, consisting of cash and cash equivalents and the available portion of our revolver loan.

Information provided in this Form 12b-25 is preliminary and unaudited. Additionally, statements included herein, such as those related to our anticipated results of operations, financial performance, operating cash flows, total liquidity, our ability to file our Form 10-K within the time period provided by Rule 12b-25 and other statements that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although we believe the expectations and estimates reflected in these forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. Such expectations and estimates can be affected by inaccurate assumptions or by known or unknown risks and uncertainties and, if one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Factors that could cause actual results to differ materially from expected results include the results and finalization of our audited financial statements to be included in the Report, and those described in our other reports filed with the Securities and Exchange Commission. In addition, new risks and uncertainties emerge from time to time, and it is not possible for us to predict or assess the impact of every factor that may cause our actual results to differ from those contained in any forward-looking statements. Such forward-looking statements speak only as of the date of this Form 12b-25. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein, to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances on which any statement is based, except to the extent required by applicable laws.

Comtech Telecommunications Corp.
(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date October 30, 2025
By: /s/ Michael A. Bondi
Name: Michael A. Bondi
Title: Chief Financial Officer